Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Agreement to Acquire Enbridge Gas New Brunswick

Transaction Advances North American Utility Distribution Business Growth Strategy

Highlights:

•	Acquisition marks Algonquin Power & Utilities Corp.’s (APUC) first utility operation in Canada, and expands its regulated natural gas distribution footprint

•	Consistent with APUC’s growth strategy and is expected to provide opportunities for further expansion of its distribution business

•	Purchase price of C$331 million, expected to be immediately accretive to APUC’s earnings per share

•	Transaction closing is expected in 2019, following regulatory approvals

•	Commitment to maintain local employment and the continued safe, reliable provision of service to customers

•	Following Transaction closing, APUC plans to establish the C$5 million “Fuel for the Future” fund, aimed at increasing the accessibility of natural gas in New Brunswick

OAKVILLE, ON, December 4, 2018 – Algonquin Power & Utilities Corp. ("APUC" or “the Company”) (TSX/NYSE: AQN) today announced that its subsidiary Liberty Utilities (Canada) LP (“Liberty Utilities”) has entered into an agreement to purchase Enbridge Gas New Brunswick Limited Partnership (“New Brunswick Gas”), a subsidiary of Enbridge Inc. (TSX: ENB), along with its general partner for C$331 million, subject to certain customary adjustments (the “Transaction”). New Brunswick Gas is a regulated utility that provides natural gas to approximately 12,000 customers in 12 communities across New Brunswick, and operates approximately 800 km of natural gas distribution pipeline.

“The acquisition of New Brunswick Gas builds on the growth strategy for Liberty Utilities’ East Region through the addition of a new, high-quality utility while being immediately accretive to APUC’s earnings,” said Ian Robertson, Chief Executive Officer of APUC. “As a proudly Canadian company, we see New Brunswick Gas as an ideal opportunity to expand the distribution footprint into Canada, where we see tremendous potential to invest in growing the customer base. We look forward to welcoming the New Brunswick Gas team to the APUC family, and are committed to supporting the dedicated teams as they continue to deliver the same great services across the province.”

Transaction Highlights

Financing expected to be consistent with APUC’S investment grade capital structure - The financing plan for the Transaction is expected to be consistent with APUC’s current credit profile and strong investment grade credit ratings. Closing of the Transaction is expected to occur within the first half of 2019 and remains subject to customary closing conditions, including the receipt of regulatory and government approvals.

Continuing Commitment to Communities, Customers and Employees – The Transaction is not expected to affect New Brunswick Gas customers or the rates paid for service. APUC intends to maintain local employment and the existing local operating and management structure. Liberty Utilities plans to establish the “Fuel for the Future” fund which, subject to conditions to be announced, could offer rebates of up to 100 percent of the cost of converting new customers in order to take advantage of the economic, clean and convenient natural gas in New Brunswick. Liberty Utilities plans to work closely with New Brunswick Gas towards a successful and seamless transition, under which customers will continue to receive the same uninterrupted, safe and reliable service to which they have been accustomed.

Algonquin Power & Utilities Corp. to Host Analyst and Investor Day Events

On December 4th and December 5th, APUC will be hosting its annual Analyst and Investor Day events in Toronto and New York, respectively. During these events, management plans to provide further information on its current operations, business developments and outlook for future growth and recent capital investments. Institutional investors and research analysts interested in attending may contact APUC’s Investor Relations team at investorrelations@apucorp.com for further information.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately US$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 766,000 connections, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding the completion of the proposed Transaction, the anticipated benefits of the proposed Transaction and APUC’s prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

Contact Information:

Investor Relations:

Ian Tharp or
Elif McDonald
905-465-4500
investorrelations@apucorp.com

Media:

Sharon Nease
416-520-3199
Sharon.Nease@apucorp.com